FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Ban, Gary E.		2. Issuer Name and Ticker or Trading Symbol Summus, Inc. (USA) (SUMU)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director ___ 10% Owner X Officer (give ___ Other (specify title below) below) Chief Operating Officer
(Last) (First) (Middle) 434 Fayetteville Street, Suite 600		3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Day/Year December 17, 2002
(Street) Raleigh, NC 27601				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/13/02		C(1)		78,032	A	(1)	321,920	D

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day Year)	3A. Deemed Execution Date, if any (Month/Day Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Warrants (Right to Buy)	$5.50	02-16-01						02-16-01	02-16-06	Common Stock	12,546		12,546	D
Stock Option (Right to Buy)	$0.50	03-01-01						03-01-01	03-01-11	Common Stock	18,919
Stock Option (Right to Buy)	$1.44	03-08-02		A		53,169		03-08-02	03-08-12	Common Stock	53,169
Stock Option (Right to Buy)	$1.44	05-23-02		A		360,000		(2)	05-23-12	Common Stock	360,000

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day Year)	3A. Deemed Execution Date, if any (Month/Day Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$0.31	07-31-02		A		5,880 (3)		07-31-02	07-31-12	Common Stock	5,880
Stock Option (Right to Buy)	$0.35	08-15-02		A		5,208 (3)		08-15-02	08-15-12	Common Stock	5,208
Stock Option (Right to Buy)	$0.25	08-30-02		A		7,292 (3)		08-30-02	08-30-12	Common Stock	7,292
Stock Option (Right to Buy)	$0.37	09-13-02		A		4,927 (3)		09-13-02	09-13-12	Common Stock	4,927
Stock Option (Right to Buy)	$0.40	09-30-02		A		4,557 (3)		09-30-02	09-30-12	Common Stock	4,557
Stock Option (Right to Buy)	$0.48	10-15-02		A		3,798 (3)		10-15-02	10-15-12	Common Stock	3,798
Stock Option (Right to Buy)	$0.41	10-31-02		A		4,446 (3)		10-31-02	10-31-12	Common Stock	4,446
Stock Option (Right to Buy)	$0.48	11-15-02		A		3,798 (3)		11-15-02	11-15-12	Common Stock	3,798
Stock Option (Right to Buy)	$0.45	11-29-02		A		4,051 (3)		11-29-02	11-29-12	Common Stock	4,051		475,045	D

Explanation of Responses:

(1) These shares were obtained by the automatic conversion by the Company of its Series B Convertible Preferred Stock into the Company's Common Stock.
(2)  150,000 of these options were vested at the date of grant.  The remaining 210,000 options in this grant vest at the rate of 30,000 on each quarterly anniversary of the date of grant for the next seven (7) quarters.
(3) These options were granted in lieu of salary to be paid to Mr. Ban.

/s/ Donald T. Locke Donald T. Locke Attorney-in-Fact **Signature of Reporting Person	12/17/02 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure